BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive • Rancho Mirage, CA 92270
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 442-274-7571
Attorney/Principal		wbarnett@wbarnettlaw.com

January 31, 2025

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Joseph Kempf, Staff Attorney
Robert Littlepage, Staff Attorney

Re:	Powerdyne International, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed May 8, 2024
File No. 000-53259

Dear Mr. Kempf:

Please accept my apology for the lateness of this response to your December 19, 2024, comment letter to our client, Powerdyne International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm, Page F-2

1.	In accordance with your comment, we hereby acknowledge that the Company’s auditor, Olayinka Oyebola & Co., has been charged by the Securities and Exchange Commission (the “SEC”) with aiding and abetting violations of the antifraud provisions of the federal securities law. We also agree to disclose such information in the Company’s future filings with the SEC, including how, if such charges were upheld and penalties and injunctive relief were imposed, such actions would impact on the Company and any investment in the Company’s securities.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

/s/ William B. Barnett
Barnett & Linn
William B. Barnett

WBB: lg

cc/ Mr. O’Rourke, CEO